Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel  :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 17, 2022

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/Madam,

Sub: Appointment of Company Secretary and Compliance Officer

Ref: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

With reference to the above mentioned subject, we are pleased to inform that based on the recommendation of Nomination, Governance and Compensation Committee, the Board of Directors of the Company at their meeting held on March 17, 2022, approved the appointment of Mr. K Randhir Singh (ICSI Membership Number- F6621) w.e.f. March 17, 2022, as the Company Secretary and Compliance Officer (being the Key Managerial Personnel) of the Company, pursuant to the provisions of Section 203 of the Companies Act, 2013 and Regulation 6(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Consequent to the said appointment, Mr. Vivek Mittal, Global General Counsel of the Company, who had been appointed as an Interim Compliance Officer w.e.f. November 19, 2021, ceases to act as such with immediate effect.

The details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, with respect to the above appointment of Company Secretary and Compliance Officer are enclosed as Annexure A.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ G V Prasad
G V Prasad
Co-Chairman & Managing Director
DIN: 00057433

Annexure A

Details required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Details of Mr. K Randhir Singh

S. No.	Particulars	Remarks
1	Reason for change	Appointment
2	Date of appointment Term of appointment	March 17, 2022 As per the policy of the Company.
3	Brief profile

Mr. K Randhir Singh is a Fellow member of the Institute of Company Secretaries of India. He has done LLB & B. Com (Hons) from Delhi University. He has Post Graduate Diploma in Management with specialization in finance from Lal Bahadur Shastri Institute of Management (LBSIM), New Delhi.

Mr. Singh has over 19 years of extensive experience in corporate governance, compliance, corporate laws, board process and legal. Prior to joining Dr. Reddy’s Laboratories Limited, Mr. Singh worked as Company Secretary and Compliance Officer of Colgate Palmolive India Limited. Prior to joining Colgate, Mr. Singh held managerial positions with reputed organizations, like GE Capital, NIIT, Bhartiya.

4	Disclosure of relationships between directors	Not Applicable

Details of Mr. Vivek Mittal

S. No.	Particulars	Remarks
1	Reason for change	Cessation as interim compliance officer
2	Date of cessation Term of appointment	March 17, 2022 Not applicable
3	Brief profile	Not applicable
4	Disclosure of relationships between directors	Not applicable